FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

AMS HOMECARE INC.
(File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

1.	News Release dated February 15, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
(Registrant)
Date: February 15, 2006
	By:	"Harj Gill"
Harj Gill

	Its:	CEO
(Title)

FOR IMMEDIATE RELEASE

AMS ACQUIRES LICENSE FOR LAYERED VOICE ANALYSIS TECHNOLOGY FOR HARDWARE AND SOFTWARE DEVELOPMENT IN RESIDENTIAL AND SENIOR CARE FACILITY SECURITY APPLICATIONS

VANCOUVER, British Columbia--Feb. 15, 2006--AMS Homecare (OTCBB:AHCKF), is pleased to announce that the company has signed an exclusive 20 year North American licensing agreement with V, L.L.C. of Richmond, VA www.v-lva.com to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market. V, L.L.C. is the North American licensee of Nemesysco’s LVA www.nemesysco.com .

As part of this development program AMS intends to develop a proprietary hardware telecommunications device with a voice component to incorporate the LVA technology within its existing Integrated Emergency Response monitoring system and within a general home security system. AMS also has the right to apply to V for the use of LVA in other applications, which may include medical and general investigation. The technology can reveal psychological parameters in the voice to determine degrees of deception, stress, voice manipulation and other traits. For instance, this may be useful in an investigative capacity to analyze the degree of truthfulness of witness statements in any litigation or court proceeding, and used in conjunction with other psychological testing to determine the health or risk of a patient.

LVA is a world-leading computer software-based technology that analyzes the frequencies of the sound waves of a human voice and provides an emotional/psychological analysis of the speaker. It was originally developed for military applications but has been adapted for non-military uses. Working in person or through phone lines or intercom systems, LVA quickly determines when a speaker is being deceptive, or is excited or stressed. LVA will be combined with AMS’s hardware platform development efforts to enable a fully integrated telecommunications-based security product for both commercial senior care facility and home residential security applications.

“LVA has excellent applications in providing enhanced security not only for AMS’s existing core customer market of residential senior care facilities but also for general home residential security throughout North America,” said Harj Gill, CEO for AMS Homecare.

“Through our IER system that is already a well-established provider of monitoring services for many senior care facilities, we will expand our product offerings to deliver LVA in this established market. We will also make this LVA software within our proprietary telecommunications hardware available to much larger emerging markets in home and residential usage,” notes Gill.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, LVA and patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store http://www.65plusstore.com. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

For further information contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, Business Development
Ph: 403 698 3144
Fax: 403 264 9879
sales@macamgroup.com
www.macamgroup.com
www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.